                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             R&B FALCON CORPORATION
                       (Name of Subject Company (Issuer))

                             R&B FALCON CORPORATION
                       (Name of Filing Persons (Offeror))

              13 7/8% Senior Cumulative Redeemable Preferred Stock
                         (Title of Class of Securities)

                                   74912 E 309
                                   74912 E 200
                      (CUSIP Number of Class of Securities)


                                 Wayne K. Hillin
                             R&B Falcon Corporation
                                901 Threadneedle
                              Houston, Texas 77079
                                 (281) 496-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                                  W. Mark Young
                      Gardere Wynne Sewell & Riggs, L.L.P.
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5864

                            CALCULATION OF FILING FEE


                Transaction Valuation*                Amount of Filing Fee
                   $480,146,028.70                         $96,029.21

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 369,343.099 shares of 13 7/8% Senior Cumulative Redeemable Preferred Stock, par value $0.01 per share, of R&B Falcon Corporation at the offer price of $1,300.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                 Filing Party:
                                -------------                  -----------------
         Form or Registration No.:               Date Filed:
                                  -----------                -------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [X] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                 I. SCHEDULE TO

                             TENDER OFFER STATEMENT

         This statement constitutes a Tender Offer Statement on Schedule TO of R&B Falcon Corporation, a Delaware corporation (hereinafter referred to as the "Purchaser" or the "Company" as applicable). This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of its 13 7/8% Senior Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), at $1,300.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The Company is the issuer of the Shares subject to the Offer to Purchase. The Company's principal executive offices are located at 901 Threadneedle, Houston, Texas 77079. The telephone number for the Company is (281) 496-5000. Reference is made to the information set forth in the Offer to Purchase under the caption "Introduction", which information is incorporated herein by reference.

         (b) Securities. The securities that are the subject of the Offer to Purchase are shares of the Company's 13 7/8% Senior Cumulative Redeemable Preferred Stock, par value $0.01 per share. As of October 26, 2000, 356,961.014 of such securities were outstanding. On November 1, 2000, the Company anticipates that it will issue 12,382.085 additional Shares as a payment-in-kind of the dividend payment due on that date. Reference is made to the cover page of the Offer to Purchase and the Offer to Purchase under the caption "Introduction", which information is incorporated herein by reference.

         (c) Trading Market and Price. The Shares are currently listed on the New York Stock Exchange under the symbol "FLC NA09". Reference is made to the cover page of the Offer to Purchase and the Offer to Purchase under the captions "Introduction" and "The Offer - 7. Price Range of Shares; Dividends", which information is incorporated herein by reference.

         (d) Dividends. The information set forth in the Offer to Purchase under the caption "The Offer - 7. Price Range of Shares; Dividends" is incorporated herein by reference.

         (e)      Prior Public Offerings. Not applicable.

         (f)      Prior Stock Purchases. Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The Company is the only filing person. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company is incorporated herein by reference.

         (b) Business and Background of Entities. The Company is primarily engaged in providing marine contract drilling and ancillary services on a worldwide basis. The Company is organized under the laws of the State of Delaware. The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that resulted in a judgement, order or final decree enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws. See "The Offer - 8. Certain Information Concerning the Company and the Shares".

         (c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)      Material Terms.

                  (1)      Tender Offers.

                  (i) - (ii)        The information set forth on the cover to
                                    the Offer to Purchase and under the caption
                                    "Introduction" therein is incorporated
                                    herein by reference.

                  (iii) The information set forth in the Offer to Purchase under the caption "The Offer - 1. Number of Shares; Expiration Date" is incorporated herein by reference.

                  (iv)              Not applicable.

                  (v) The information set forth in the Offer to Purchase under the caption "The Offer - 6. Extension of Tender Period; Termination; Amendments" is incorporated herein by reference.

                  (vi) - (vii)      The information set forth in the Offer to
                                    Purchase under the captions "The Offer - 2.
                                    Procedure for Tendering Shares" and "The
                                    Offer - 3. Withdrawal Rights" is
                                    incorporated herein by reference.

                  (viii) The information set forth in the Offer to Purchase under the caption "The Offer - 4. Acceptance for Payment of Shares and Payment of Purchase Price" is incorporated herein by reference.

                  (ix)              Not applicable.

                  (x) The information set forth in the Offer to Purchase under the captions "The Offer - 2. Procedure for Tendering Shares" and "The Offer - 10. Effects of the Offer on the Market for Shares; Termination of Registration Under the Exchange Act" is incorporated herein by reference.

                  (xi)              Not applicable.

                  (xii) The information set forth in the Offer to Purchase under the caption "Special Factors
                                    - 6. Federal Income Tax Consequences" is incorporated herein by reference.

                  (2)      Mergers or Similar Transactions. Not applicable.

         (b) Purchases. The information set forth in the Offer to Purchase under the caption "Special Factors - 5. Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         (c) Different Terms. Shares not tendered in response to the Offer to Purchase will be subject to the Company's right to redeem up to 105,000 Shares on a pro rata basis, pursuant to the certificate of designation establishing the Shares. Such Shares will be redeemed at a price of $1,138.75 per Share plus accrued and unpaid dividends. The information set forth in the Offer to Purchase under the caption "Special Factors -
                  2. Purposes of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

         (d) Appraisal Rights. The holders are not entitled to appraisal rights. See "The Offer - 2. Procedure for Tendering Shares" in the Offer to Purchase.

         (e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

         (f)      Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Purchase under the caption "Special Factors - 1. Recent Developments" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

         (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "Special Factors - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

         (c)      Plans.

                  (1) The information set forth in the Offer to Purchase under the captions "Special Factors - 1. Recent Developments" and "Special Factors - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

                  (2)      Not applicable.

                  (3) After the merger with Transocean Sedco Forex, the Company anticipates that dividends on the Shares will be paid in cash rather than in kind.

                  (4) The information set forth in the Offer to Purchase under the caption "Special Factors - 1. Recent Developments" is incorporated herein by reference.

                  (5)      Not applicable.

                  (6) The information set forth in the Offer to Purchase under the caption "The Offer - 10. Effects of the Offer on the Market for Shares; Termination of Registration Under the Exchange Act" is incorporated herein by reference.

                  (7)      Not applicable.

                  (8)      Not applicable.

                  (9)      Not applicable.

                  (10)     Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "The Offer - 9. Source and Amount of Funds" is incorporated herein by reference.

         (b) Conditions. The information set forth in the Offer to Purchase under the caption"The Offer - 5. Certain Conditions of the Offer" is incorporated herein by reference.

         (c) Expenses. The information set forth in the Offer to Purchase under the caption "The Offer - 12. Fees and Expenses; Persons Retained and Compensated" is incorporated herein by reference.

         (d)      Borrowed Funds. Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "Special Factors - 5. Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         (b)      Securities Transactions. None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "The Offer - 12. Fees and Expenses; Persons Retained and Compensated" is incorporated herein by reference.

         (b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the caption "The Offer - 12. Fees and Expenses; Persons Retained and Compensated" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

                  The audited financial statements for the Company for the fiscal years ended December 31, 1999 and 1998 are incorporated herein by reference to Part II, Item 8 of the Company's report on Form 10-K for those years. The unaudited financial statements for the Company for the six months ended June 30, 2000 and 1999 are incorporated herein by reference to Part I, Item 1 of the Company's reports on Form 10-Q for such periods. These reports are available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.

ITEM 11. ADDITIONAL INFORMATION.

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

                  (1)      Not applicable.

                  (2)      Not applicable.

                  (3)      Not applicable.

                  (4)      Not applicable.

                  (5)      Not applicable.

         (b)      Other Material Information.

                  The information set forth in the Offer to Purchase and the Letter of Transmittal, each of which are attached hereto as exhibits, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(1)(A)         Offer to Purchase dated October 27, 2000.

         (a)(1)(B)         Form of Letter of Transmittal.

         (a)(1)(C)         Form of Notice of Guaranteed Delivery.

         (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(F) Text of Press Release issued by R&B Falcon Corporation on October 27, 2000.

         (a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(5) R&B Falcon PIK Preferred Tender Discussion Materials dated October 17, 2000.

         (c)               Fairness Opinion of Morgan Stanley & Co.
                           Incorporated.

         (d)(1) Agreement and Plan of Merger dated August 19, 2000 by and among Transocean Sedco Forex Inc., Transocean Holdings Inc., TSF Delaware Inc. and R&B Falcon Corporation.

         (d)(2)            Consent of Transocean Sedco Forex Inc. dated
                           October 26, 2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) Purposes. The information contained in the Offer to Purchase under the caption "Special Factors - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

         (b) Alternatives. The information contained in the Offer to Purchase under the caption "Special Factors - 3. Fairness of the Offer" is incorporated herein by reference.

         (c) Reasons. The information contained in the Offer to Purchase under the caption "Special Factors - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

         (d) Effects. The information contained in the Offer to Purchase under the captions "Special Factors - 6. Federal Income Tax Consequences", "The Offer - 2. Procedure for Tendering Shares" and "The Offer - 10. Effects of the Offer on the Market for

                  Shares; Termination of Registration Under the Exchange Act" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8.  FAIRNESS OF TRANSACTION.

         (a) Fairness. The information contained in the Offer to Purchase under the caption "Special Factors - 3. Fairness of the Offer" is incorporated herein by reference.

         (b) Factors Considered in Determining Fairness. The information contained in the Offer to Purchase under the captions "Special Factors - 3. Fairness of the Offer" and "Special Factors - 4. Fairness Opinion" is incorporated herein by reference.

         (c)      Approval of Security Holders. Not applicable.

         (d)      Unaffiliated Representative. Not applicable.

         (e) Approval of Directors. The information contained in the Offer to Purchase under the captions "Special Factors - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Special Factors - 3. Fairness of the Offer" is incorporated herein by reference.

         (f)      Other Offers. Not applicable.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the caption "Special Factors - 4. Fairness Opinion" is incorporated herein by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the caption "Special Factors - 4. Fairness Opinion" is incorporated herein by reference.

         (c) Availability of Documents. Not applicable. See Exhibit A to the Offer to Purchase.

SCHEDULE 13E-3, ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. See the information contained in the Offer to Purchase under the caption "Special Factors - 5. Security Ownership of Certain Beneficial Owners and Management".

         (e) Recommendations of Others. The information contained in the Offer to Purchase under "Special Factors - 2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

                                    SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                      Date: October 27, 2000


                                      R&B FALCON CORPORATION



                                      By: /s/ TIM W. NAGLE
                                          --------------------------------------
                                           Tim W. Nagle
                                           Executive Vice President and
                                           Chief Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(a)(1)(A)                  Offer to Purchase dated October 27, 2000.

(a)(1)(B)                  Form of Letter of Transmittal.

(a)(1)(C)                  Form of Notice of Guaranteed Delivery.

(a)(1)(D)                  Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                           Nominees.

(a)(1)(F)                  Text of Press Release issued by R&B Falcon
                           Corporation on October 27, 2000.

(a)(1)(G)                  Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.

(a)(5)                     R&B Falcon PIK Preferred Tender Discussion
                           Materials dated October 17, 2000.

(c)                        Fairness Opinion of Morgan Stanley & Co. Incorporated.

(d)(1) Agreement and Plan of Merger dated August 19, 2000 by and among Transocean Sedco Forex Inc., Transocean
                           Holdings Inc., TSF Delaware Inc. and R&B Falcon
                           Corporation.

(d)(2)                     Consent of Transocean Sedco Forex Inc. dated
                           October 26, 2000.